UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Cooperation Agreement

On April 15, 2025, our subsidiary Xi’an App-Chem Bio (Tech) Co., Ltd (“App-Chem”) entered into a Cooperation Agreement (the “Agreement”) with Beijing Huahai Keyuan (Tech) Co., Ltd. (“Beijing Huahai Keyuan”). Under the Agreement, Beijing Huahai Keyuan will serve as the exclusive sales partner for App Chem’s postbiotic health product line (which includes its hypoglycemic patented ingredient and all derivative products). The term of the Agreement is thirty-six (36) months.

App-Chem will manufacture and supply Beijing Huahai Keyuan with its postbiotic health product line. App-Chem will be responsible for all research and development, quality control and packaging such that all of its products are compliant with applicable national standards and that delivery of said products meet standard logistics transportation requirements. All products will be delivered to Beijing Huahai Keyuan according to an agreed schedule by the parties, subject to any adjustments.

App-Chem must receive full advanced payment from Beijing Huahai Keyuan for any products before such products are dispatched. Any delay in payment that results in delayed shipping will not be construed as a violation of the Agreement.

App-Chem is liable for any non-compliant products and will bear all costs associates with inspection, return and replacement of such products.

Pursuant to the Agreement, Beijing Huahai Keyuan has guaranteed a minimum of USD$32 million in sales over the term.

Either party that terminates the Agreement without justifiable reasons (as defined in the Agreement) or fails to fulfill its obligations under the Agreement shall compensate the other party with a liquidated damages equivalent to 15% of the total Agreement amount. If the breaching party fails to remedy the breach within thirty (30) business days from the date of receiving written notice from the non-breaching party, the non-breaching party may terminate the Agreement.

Any disputes will be resolved through good faith negotiations between the parties with the option to execute supplementary agreements as needed.

Any lawsuits must be filed in a court located in the People’s Republic of China.

The foregoing is a summary of the material terms of the Agreement. The Agreement contains additional terms, covenants and conditions and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Translation of Cooperation Agreement with Beijing Huahai Keyuan (Tech) Co., Ltd.
99.2	Press Release dated May 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer